Exhibit 99.2
2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21
Catherine ENCK
Tel. 33 (1) 47 44 37 76
Patricia MARIE
Tel. 33 (1) 47 44 45 90
Paul FLOREN
Tel. : 33 (1) 47 44 45 91
Christine de CHAMPEAUX
Tel : 33 (1) 47 44 47 49
Bertille ARON
Tel 33 (1) 47 44 67 12
Mary DWYER
Tel.: 33 (1) 47 44 21 19
Isabelle CABROL
Tel. : 33 (1) 47 44 64 24
Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55
Franklin BOITIER
Tel. : 33 (1) 47 44 59 81
Philippe GATEAU
Tel. : 33 (1) 47 44 47 05
TOTAL S.A.
Capital 6 214 875 300 euros
542 051 180 R.C.S. Nanterre
www.total.com
Total Launches Gas-to-Liquids R&D Program
Paris — November 3, 2005 — As part of its new R&D program on converting natural gas to liquids (GTL processes), Total recently signed a cooperation agreement with a number of partners in science and industry, including Battelle subsidiary Velocys.
The program is primarily designed to develop a new technology that uses microchannel reactors and more active catalysts to produce the synthesis gas used in the Fischer-Tropsch process. A pilot unit will be set up as part of the program. The main objective is to make the chemical conversion process more efficient to ensure enhanced development of natural resources and a significant reduction in emissions, particularly of greenhouse gases.
Total is a major international operator in all areas of gas monetization. In addition to having stakes in nine LNG projects, Total is also recognized for its expertise in sour gas processing.
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Total is the fourth largest oil and gas company in the world with operations in more than 130 countries. Total’s activities cover the whole energy chain of the petroleum industry: exploration, oil and gas production, refining and marketing, trading and power generation. The Group is also a major player in chemicals. Total has more than 111,000 employees worldwide. More information can be found on the company’s website: www.total.com